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                     U.S. SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                  FORM 12b-25/A
                  NOTIFICATION OF LATE FILING (Amendment No. 1)

                                 SEC FILE NUMBER
                                     0-15946

                                  CUSIP NUMBER
                                    247171200

(Check One):   /X/ Form 10-K  / / Form 20-F  / / Form 11-K  / / Form 10-Q
               / / Form N-SAR

For Period Ended: December 31, 1999
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[ ] TRANSITION REPORT ON FORM 10-K
[ ] TRANSITION REPORT ON FORM 20-F
[ ] TRANSITION REPORT ON FORM 11-K
[ ] TRANSITION REPORT ON FORM 10-Q
[ ] TRANSITION REPORT ON FORM N-SAR

Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.

If the notification relates to a portion of the filing checked above, identify the Items to which the notification relates:

PART I - REGISTRANT INFORMATION

Full Name of Registrant:                     ebix.com, Inc.
Former Name if Applicable:                   DELPHI INFORMATION SYSTEMS, INC.
Address of Principal Executive Office:       3501 Algonquin Road
City, State and Zip Code:                    Rolling Meadows, Illinois 60008

PART II - RULES 12b-25 (b) and (c)

If the subject report could not be filed without unreasonable efforts or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate)

/X/ (a) The reasons described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense;

/ / (b) The subject annual report, semi-annual report, transition report on Form 10-K, Form 20-F, 11-K or Form N-SAR, or portion thereof will be filed on or before the fifteenth calendar day following the prescribed due date; or the subject quarterly report or transition report on Form 10-Q, or portion thereof will be filed on or before the fifth calendar day following the prescribed due date; and

/X/ (c) the accountant's statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.

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PART III - NARRATIVE

State below in reasonable detail the reasons why Form 10-K, 20-F, 11-K, 10-Q, N-SAR, or the transition report or portion thereof could not be filed within the prescribed period.

The Company will be unable to file its Form 10-K for the year ended December 31, 1999 within the extension time provided in Rule 12b-25. In preparing its response to certain revenue recognition issues raised by the staff of the Securities and Exchange Commission under SOP 97-2 (regarding revenue recognition for software licenses) with respect to the Company's financial statements for the transition period ended December 31, 1998, the Company consulted with Arthur Andersen LLP, the auditor of its 1998 transition period financial statements. Late in March, 2000, Arthur Andersen LLP advised the Company that it had concluded that (i) 1998 revenues from Canadian cd.global contracts should not have been recognized, (ii) the other software contracts should be reaudited and
(iii) the Company's 1998 transition period financial statements should be restated to reverse such Canadian contract revenues and that additional work is required to determine whether or to what extent the revenues from such other software contracts should be reversed. Such reversal of 1998 revenues will decrease 1998 earnings by substantially the amount of the reversed revenue, but is expected to either increase 1999 revenues or diminish reserves and write-offs that the Company would otherwise require in 1999, thus decreasing the loss that the Company would otherwise report for the fiscal year ended December 31, 1999. The Company thereafter retained Arthur Andersen LLP to proceed with the reaudit.

Arthur Andersen LLP has now advised the Company of its determination that it should expand its reaudit to cover (i) in addition to software revenue recognition, capitalization of software expense and certain classifications of receipts (such as sublease income and travel and entertainment reimbursement) as revenues (rather than as other income or expense offsets) and (ii) in addition to the transition period ended December 31, 1998, the fiscal year ended March 31, 1998, which Arthur Andersen LLP had also audited. Reversal of revenue recognition in the March 31, 1998 fiscal years would be expected to have effects in the succeeding period comparable to the effect of transition period revenue reversal on fiscal 1999. Reversal of software capitalization in a given period or year would involve a reduction of assets and net worth on the balance sheet for such period or year producing a noncash charge reducing earnings on the related income statement. The contemplated reclassification of revenues as other income or expense reductions would be expected to reduce revenues, but not to affect earnings. The Company has retained Arthur Andersen LLP to proceed promptly with such additional work.

The Company's financial statements for the transition period ended December 31, 1998 and the fiscal year ended March 31, 1998 and the related reports of independent accountants cannot be republished or relied upon until that work is completed and such financial statements are restated. Accordingly, the Company cannot file its annual report on Form 10-K for the year ended December 31, 1999, on or prior to April 14, 2000, the extension time provided in Rule 12b-25, without unreasonable effort and expense. The Company currently expects to be able to release its 1999 fiscal year financial statements and file its Form 10-K and appropriate Form 10-K amendments prior to the end of April, 2000, but cannot assure that this will be possible.

SAFE HARBOR FOR FORWARD-LOOKING STATEMENTS UNDER THE SECURITIES LITIGATION REFORM ACT OF 1995 - This Form 12b-25 Notice contains various forward-looking statements and information that are based on management's beliefs as well as assumptions made by and information currently available to management, including statements regarding future economic performance and financial condition, liquidity and capital resources. Such statements are subject to various risks and uncertainties which could cause actual results to vary materially from those stated. Should one or more of these risks or uncertainties materialize, or should underlying assumptions prove incorrect, actual results may vary materially from those anticipated, estimated, expected or projected. Such risks and uncertainties include the timing, progress, and outcome of the reaudit of the financial


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statements for the 1998 transition year and the fiscal year ended March 31,
1998. Certain other risks and uncertainties are described in detail in the Company's Registration Statement on Form S-3 filed under the Securities Act of 1933, Registration No. 333-12781, and the Company's periodic filings pursuant to the Securities Exchange Act of 1934. The Company undertakes no obligation to update any such factors or to publicly announce the results of any of the forward-looking statements contained herein to reflect future events or developments.

PART IV - OTHER INFORMATION

     (1) Name and telephone number of person to contact in regard to this notification.

          Richard Baum (CFO)                 (847) 506-3100

     (2) Have all other periodic reports required under section 13 or 15(d) of the Securities and Exchange Act of 1934 or section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed? If the answer is no, identify report(s).

          /X/ Yes                            / / No

     (3) Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof?

          / / Yes                            / / No

If so, attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made. [FOR THE REASONS STATED IN PART III, THE COMPANY IS UNABLE TO MAKE A COMPARATIVE STATEMENT CONCERNING 1999 AND 1998 RESULTS OF OPERATIONS.]

ebix.com, Inc. has caused this notification to be signed on its behalf by the undersigned thereunto duly authorized.

Date:     April 14, 2000                     By:  /s/  Richard Baum
                                                       Chief Financial Officer

INSTRUCTION: The form may be signed by an executive officer of the registrant or by any other duly authorized representative. The name and title of the person signing the form shall be typed or printed beneath the signature. If the statement is signed on behalf of the registrant by an authorized representative (other than an executive officer), evidence of the representative's authority to sign on behalf of the registrant shall be filed with the form.

                                    ATTENTION
            INTENTIONAL MISSTATEMENTS OR OMISSIONS OF FACT CONSTITUTE
                FEDERAL CRIMINAL VIOLATION (SEE 18 U.S.C. 1001).


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                                                  ARTHUR ANDERSEN LLP

U.S. Securities and Exchange Commission           33 West Monroe Street
450 Fifth Street, N.W.                            Chicago IL 60603-5385
Washington, DC 20549

April 14, 2000

Dear Sir/Madam:

We have read the statements about our firm in Part III of the Form 12b-25/A, Notification of Late Filing (Amendment No. 1), to be filed by ebix.com on April 14, 2000. We agree with those statements.

Very truly yours,



Arthur Andersen LLP